787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 21, 2023

VIA EDGAR

Deborah O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Total Return ETF

(Securities Act File No. 333-236575, Investment Company Act File No. 811-23511)

Response to Staff Comments

Dear Ms. O’Neal:

On behalf of BlackRock Total Return ETF (the “Fund”), a series of BlackRock ETF Trust II (the “Trust”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Bissie K. Bonner via telephone on October 24, 2023, regarding Post-Effective Amendment No. 28 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 30 under the Investment Company Act of 1940, as amended, which was filed with the Commission on September 8, 2023.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Comment No. 1:

With respect to the section entitled “Fees and Expenses” of the Prospectus, please provide a completed fee table and expense example to the Staff at least one week prior to the effective date of the Amendment.

Response No. 1:	The completed fee table and expense example were provided supplementally to the Staff via email on November 20, 2023.

Comment No. 2:

Please confirm there will be no reimbursement of fees waived pursuant to the waivers described in the footnotes to the fee tables in the subsection in the Fund’s Prospectus entitled “Fund Overview –Fees and Expenses” and that such waivers will be in effect for at least one year from the effective date of the Amendment.

Response No. 2:

The Trust confirms that fees waived pursuant to the fee waivers described in the above-referenced subsection are not subject to recoupment by the investment adviser and that such waivers will be in effect for at least one year from the effective date of the Amendment.

Comment No. 3:	Please confirm whether the financial statements of the Subsidiary will be consolidated with the financial statements of the Fund.

Response No. 3:	The Trust confirms the financial statements of the Subsidiary will be consolidated with the financial statements of the Fund.

Comment No. 4:

Please confirm that the Subsidiary and its board of directors will agree to inspection by the Staff of the books and records of the Subsidiary, which will be maintained in accordance with Section 31 of the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules thereunder.

Response No. 4:

The Trust confirms that the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the Staff and that such books and records will be maintained in accordance with Section 31 of the 1940 Act.

Comment No. 5:	Please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response No. 5:	The Trust confirms that the Subsidiary and its board of directors have designated an agent for service of process in the United States.

Comment No. 6:

With respect to the Section of the Prospectus entitled “Management – Prior Performance of the Investment Adviser,” please confirm that the Fund has books and records necessary to support the calculation of the prior performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (“Advisers Act”).

Response No. 6:	The Trust confirms that the Fund has books and records necessary to support the calculation of the prior performance as required by Rule 204-2(a)(16) under the Advisers Act.

Comment No. 7:

With respect to the subsection of the Prospectus entitled “Management – Prior Performance of the Investment Adviser,” please confirm whether there are any applicable sales loads reflected in the composite performance.

Response No. 7:	The Trust confirms that the composite performance in the above-referenced subsection reflects any applicable sales loads.

Comment No. 8:

In the subsection of the Statement of Information entitled “Creation and Redemption of Creation Units – Acceptance of Orders for Creations Units,” please delete the following language from romanette (iv) in the second sentence of the third paragraph: “or have an adverse effect on the Fund or its shareholders (e.g. jeopardize the Fund’s tax status).”

Response No. 8:

The Trust respectfully submits that the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances in romanette (iv) specified above is consistent with the Commission’s discussion of creation and redemption transactions in the Rule 6c-11 Proposing Release, the Commission’s discussion of creation and redemption transactions in Exchange-Traded Funds, Investment Company Act Release No. 33,646 (Sept. 25, 2019) [84 Fed. Reg. 87110] (the “Rule 6c-11 Adopting Release”), and the longstanding policy of the Commission with regard to the operation of ETFs under the 1940 Act. The Commission stated in the Rule 6c-11 Proposing Release, and again in the Rule 6c-11 Adopting Release, that the conditions included in Rule 6c-11 “are based upon existing exemptive relief for ETFs, which [the Commission believes] has served to support an efficient arbitrage mechanism[.]”

In adopting Rule 6c-11 and despite having the opportunity to do so, the Commission did not condition the relief on eliminating the discretionary right of rejection of individual creation orders. As noted by the Staff, in the Rule 6c-11 Proposing Release at pages 67-68, the Commission discusses the extent to which an ETF may directly or indirectly suspend creations and redemptions and the effect that such a suspension would have on the arbitrage mechanism for the ETF. In this context, “suspension” is referring not to the rejection of individual orders, but instead to an across-the-board rejection of creation orders. The Commission states that an ETF may generally suspend the issuance of creation units “only for a limited time and only due to extraordinary circumstances” because “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism[.]” The Commission also states that an ETF may “suspend the redemption of creation units only in accordance with section 22(e) of the [1940] Act[.]” The Trust notes that rejecting individual creation orders does not implicate Section 22(e) of the 1940 Act as that provision only relates the right of redemption, not purchase orders.

The Trust believes that reserving the right to reject an individual creation order has not historically impaired the efficient operation of the arbitrage mechanism for the Trust’s series and that rejecting individual creation orders is consistent with the Commission’s understanding that the exemptive relief for ETFs prior to Rule 6c-11 was consistent with an efficient arbitrage mechanism and with the best interests of fund shareholders.

The Trust also notes that its discretionary authority is consistent with the general authority reserved by open-end mutual funds registered under the 1940 Act, and that a fund may reject any direct purchase order from a particular investor or, in the case of an ETF, an Authorized Participant, but continue to accept purchase orders from other investors or Authorized Participants. The Trust believes that an ETF should not be required to accept any particular creation order if, in the ETF’s or its investment adviser’s judgment, accepting that particular order would disadvantage the ETF or other holders of the ETF’s shares (for example, if an order were so large relative to the size of the market for the ETF’s underlying holdings that the Fund would be unable to satisfy it).

The Trust notes that, consistent with the Commission’s belief that suspension of creations and redemptions should be rare, because the Trust generally has an incentive to accept creation orders so that a fund increases in size, the Trust has rejected particular creation orders only in very rare circumstances.

* * * * * * * * *

Please do not hesitate to contact me at (212) 728-3477 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Mohamed Elbarkatawy

Mohamed Elbarkatawy

cc:	Janey Ahn, Esq., BlackRock, Inc.

Benjamin Niehaus, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Bissie K. Bonner, Esq., Willkie Farr & Gallagher LLP